UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, June 20, 2016

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that on June 14 ,2016,  we have been awarded the Buena Pro for the project “Group N° 2: Design, Technical Studies and Construction contract in the Coffee and Pacific zone which executes the Educational Infrastructure projects in Colombia” for the Ministry of National Education. This Ministry conducted the public bidding through the independent assets of the Educational Infrastructure Financing Fund (FFIE), for the construction and/or renovation of schools throughout Colombia, selecting fourteen cities for the Group N°2 project in four provinces in the south west of the country.

The contract has a duration period of three years.

The total amount of the contract is of approximately US$ 135’000,000.00, in addition to the value added tax (I.V.A.).

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE

Name: Claudia Drago Morante

Title: Stock Market Representative

Date: June 20, 2016